UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 04 March, 2015

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 04 March, 2015

PRESS RELEASE

Amsterdam, 04 March, 2015

ING completes divestment of Voya shares for total proceeds of USD 2 billion

ING Group today announced the pricing for the sale of 45.6 million shares of common stock of Voya Financial Inc. that was announced on 3 March 2015. In the public offering ING Group has sold approximately 32 million Voya shares at a price of USD 44.20 per share. In addition ING Group has sold to Voya approximately 13.6 million shares for an aggregate amount of USD 600 million.

This sale completes the divestment of ING's U.S.-based retirement, investment and insurance business a process that started with the initial public offering in May 2013 of Voya Financial, Inc. ING Bank will remain active in the US through its Corporate and Institutional Clients platform which is headquartered in New York.

"Today's sale of our remaining shares in Voya represents a significant milestone in the completion of ING's restructuring." said Ralph Hamers, CEO of ING Group. "This is also the end of an era as it has been 40 years since we first entered the U.S. life insurance business with the  acquisition of a majority stake in Wisconsin National Life Insurance Company." Mr Hamers added: "Since bringing Voya to the stock exchange in 2013 we have solidified our repositioning as a leading European bank while Voya has made a great start as a standalone company. We wish our former colleagues at Voya every success in the future."

The gross proceeds to ING Group from the public offering and the concurrent repurchase by Voya amount to approximately USD 2.0 billion (approximately EUR 1.8 billion at current exchange rates). The sale of the total of 45.6 million shares from the combined transactions reduces ING Group's stake in Voya from 18.9% to zero. The transactions are expected to settle on 9 March 2015. After this transaction, ING Group will continue to hold warrants for approximately 26 million shares in Voya at an exercise price of USD 48.75.

The transaction will not affect the shareholders' equity or capital ratios of ING Bank, while the transaction is expected to have a positive effect of around 60 basis points on the ING Group CET1 ratio on a fully loaded basis. With this transaction ING Group will have effectively transformed its remaining Group debt position into a cash surplus at the Group level. With this, ING is meeting one of its key commitments from the EC restructuring plan of eliminating Group core debt.

The transactions are expected to result in a net profit to ING at closing of approximately EUR 285 million. This broadly reflects the difference between the market value of our 18.9% stake in Voya at the date ING lost significant influence, and the current market value of this stake of approximately EUR 1.8 billion.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The registration statement and preliminary prospectus supplement relating to the offering may be obtained by visiting the SEC website at www.sec.gov.

NOTE FOR EDITORS
For further information on ING, please visit ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr.com. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

For convenient access to the latest financial information and press releases both online and offline,

download the ING Group Investor Relations and Media app for iOs on the Apple Store or for Android on Google Play.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING PROFILE
ING is a global financial institution of Dutch origin offering banking services through its operating company ING Bank and holding significant stakes in the listed insurers NN Group NV and Voya Financial, Inc. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's 53,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is the industry leader in the diversified financials group.

IMPORTANT LEGAL INFORMATION
Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING's restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING's ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

PDF version of press release: http://hugin.info/130668/R/1899418/674802.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 04 March, 2015